SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 11, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]     Form 40-F  [    ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]     No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
NOTICE OF ANNUAL GENERAL MEETING

SIGNATURES

Date March 11, 2003

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

NOTICE OF ANNUAL GENERAL MEETING

(Helsinki, Finland, March 11, 2003) – The shareholders of Metso Corporation (NYSE: MX; HEX: MEO) are invited to attend the Annual General Meeting scheduled at 2:00 pm on Tuesday, April 15, 2003. The meeting will be held in the Marina Congress Center at Katajanokanlaituri 6, 00160 Helsinki.

The following matters will be on the agenda:

1.     The matters referred to in Article 11 of the Articles of Association

2.     Board of Directors’ proposal to authorize the Board to resolve to repurchase Metso shares

The Board of Directors to be authorized to resolve to repurchase the Company’s shares within one year of the Annual General Meeting using funds available for the distribution of profits, provided that the combined par value of the shares thus acquired and the total par value of own shares held by the Company correspond to no more than 5 percent of the Company’s total share capital at the moment of repurchasing. The Board of Directors may also propose the cancellation of the acquired shares by reducing the share capital.

The authorization entitles the Board to repurchase the Company’s shares for use as consideration in acquisitions or in financing investments, as incentives for key persons, or to be disposed of in other ways or to be cancelled. According to the decision of the Board, the shares are to be acquired through public trading on the Helsinki Exchanges, at the share price prevailing on the day of acquisition. The purchase price will be paid to the sellers within the payment period stipulated by the rules of the Helsinki Exchanges and the Finnish Central Securities Depository Ltd.

Since the maximum amount of the shares to be repurchased is 5 percent of the total amount of the shares and voting rights of the Company, and as the Company has only one series of shares, the repurchase of the shares will have no material impact on the distribution of the ownership of shares and the voting rights of the Company.

It is proposed that the authorization given to the Board at the Annual General Meeting on March 27, 2002, to repurchase the Company’s shares, be cancelled.

3.     Board of Directors’ proposal to authorize the Board to resolve to dispose of Metso shares

The Board of Directors will be authorized, within one year of the Annual General Meeting, to resolve to dispose of the Company’s shares acquired by the Company. The authorization will cover the disposal of all shares repurchased on the basis of the authorizations given to the Board.

The authorization will entitle the Board to resolve to whom and in which order the shares are disposed. The Board may dispose of the shares as consideration in acquisitions or in financing investments and as incentive for key persons or dispose of the shares through public trading.

It is proposed that the authorization given to the Board at the Annual General Meeting on March 27, 2002, to dispose of shares, be cancelled.

4.     Board of Directors’ proposal to issue stock options to the key personnel of Metso Corporation and to a wholly owned subsidiary of Metso Corporation

Stock options are issued to the key personnel of Metso Corporation and to a wholly owned subsidiary of Metso Corporation. It is proposed that the shareholders’ pre-emptive right to subscription be deviated from since the stock options form a part of the incentive and commitment program for the key personnel. The number of stock options issued will be 7,800,000. Of the stock options, 2,600,000 will be marked with the symbol 2003A, 2,600,000 will be marked with the symbol 2003B and 2,600,000 will be marked with the symbol 2003C. The stock options entitle the subscription of a maximum of 7,800,000 shares in Metso Corporation.

The share subscription price for stock option 2003A shall be the trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2004; for stock option 2003B the trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2005; and for stock option 2003C the trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2006.

From the share subscription price of stock options, as per the dividend record date, shall be deducted the amount of the dividend decided after the beginning of the period for determination of the subscription price but before the date of the share subscription.

The share subscription period shall be
for stock option 2003A                      April 1, 2006 to April 30, 2009,
for stock option 2003B                      April 1, 2007 to April 30, 2010 and
for stock option 2003C                      April 1, 2008 to April 30, 2011.

As a result of the subscriptions with the 2003 stock options, the share capital of Metso may be increased by a maximum of EUR 13,260,000 and the number of shares by a maximum of 7,800,000 new shares.

5.     Board of Directors’ proposal to authorize the Board to increase the share capital by issuing new shares, convertible bonds and/or stock options

The Board proposes that it be authorized, within one year of the Annual General Meeting, to resolve on increasing the share capital by issuing new shares, convertible bonds, and/or stock options in one or more issues. The increase of the share capital through issuance of new shares, subscription of shares pursuant to conversion of convertible bonds into shares and/or subscription of shares pursuant to stock options may amount to an aggregate maximum of 12,500,000 new shares with a par value of EUR 1.7 each and to a maximum aggregate increase of share capital of EUR 21,250,000.

The share capital may be increased by revoking shareholders’ pre-emptive rights to subscribe for new shares, convertible bonds or stock options, and to resolve on the subscription prices and the other terms and conditions of subscription, and the terms and conditions of the convertible bonds and/or stock options. The shareholders’ pre-emptive rights to subscribe can be revoked provided that the Company has important financial grounds for doing so, such as financing or execution of acquisitions, or other arrangements or other development of the Company’s business operations. The Board may not deviate from the shareholders’ pre-emptive subscription rights for the benefit of a person belonging to the inner circle of the Company. The Board will also be entitled to resolve that the shares can be subscribed to in exchange for property in kind, or otherwise on certain conditions.

It is proposed that the authorization given to the Board at the Annual General Meeting on March 27, 2002, to increase the share capital by issuing new shares, convertible bonds and/or stock options, be cancelled.

Documents on view

Copies of the financial statements and the proposals of the Board of Directors will be available for shareholders to view from Friday, April 4, 2003, at Metso Corporation’s head office at Fabianinkatu 9 A, 00130 Helsinki. The Annual Report 2002 is also available on Metso’s Internet pages at www.metso.com. Copies of the documents will be mailed to shareholders upon request.

Right to participate in the meeting

Shareholders who have been registered in the Company’s shareholder register maintained by the Finnish Central Securities Depository Ltd. on April 4, 2003, shall have the right to attend the meeting.

Notification of participation

Shareholders who wish to attend the meeting must notify the Company of their intention to participate no later than 4 pm, Thursday April 10, 2003, either by mail to Metso Corporation, Soili Johansson, PO Box 1220, FIN-00101 Helsinki, Finland or by telephone +358 (0)108-0-8300, or by fax +358 (0)2048 43125 or by e-mail soili.johansson@metso.com. Shareholders wishing to vote by proxy should submit their own forms of proxy to the company before the above deadline.

Composition of the Board of Directors

Major shareholders have informed that they will propose to the Annual General Meeting that the number of the members in the Board of Directors shall be seven and that the present Board members Mikko Kivimäki, Heikki Hakala, Juhani Kuusi, Pentti Mäkinen and Jaakko Rauramo be re-elected. After the Chairman of the Board Pertti Voutilainen and member of the Board Markku Tapio have declined their re-election, the major shareholders will propose to the Annual General Meeting that Matti Kavetvuo be elected as Chairman and Maija-Liisa Friman as a member of the Board of Directors.

Distribution of dividend

The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.60 per share be paid for the financial year which ended on December 31, 2002. The dividend will be paid to shareholders who have been entered as shareholders in the Company’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, Tuesday, April 22, 2003. It is proposed that the dividend will be paid on Tuesday, April 29, 2003.

Helsinki, March 11, 2003

METSO CORPORATION

Board of Directors

Contact: Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, Tel. +358 204 843 004.